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                               SUPPLEMENT NO. 1 TO
                           OFFER TO PURCHASE FOR CASH
                                   up to 3,305

                      Units of Limited Partnership Interest
                                       in
                    WINTHROP PARTNERS 79 LIMITED PARTNERSHIP
                              For $500 NET PER UNIT
                                       by
                         QUADRANGLE ASSOCIATES I L.L.C.

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 OUR OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT
              NEW YORK TIME, ON NOVEMBER 30, 1999, UNLESS EXTENDED.
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      On October 26, 1999, we offered to purchase up to 3,305 (33%) of the outstanding units of limited partnership interest of Winthrop Partners 79
Limited Partnership ("your partnership") for a purchase price of $500 per limited partnership interest, net to you in cash, without interest, upon the terms and subject to the conditions set forth in our offer to purchase dated October 26, 1999 and in the related letter of transmittal. Capitalized terms used in this Supplement No. 1 that are not defined shall have the meaning given to such term in our offer to purchase.

      The purpose of this Supplement No. 1 is to advise you that your partnership recently received a notice form Wal-Mart Stores stating that they would not be renewing their lease at your partnership's Mexia, Texas property. Accordingly, it is expected that the lease with respect to the Mexia, Texas property will expire in accordance with its terms effective October 1, 2001. If your partnership is unable to sell the property or find a new tenant prior to such date, your partnership will be responsible for all costs associated with the property.

                                    QUADRANGLE ASSOCIATES I L.L.C.

November 12, 1999